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                                   EXHIBIT 8


Contact:    Jeanne Hotchkiss   Dawn Dover/Mark Semer  Mike Pautler
            Orion Capital      Kekst and Company      Guaranty National
            860-674-6754       212-521-4800           303-754-8701

FOR IMMEDIATE RELEASE

                    ORION CAPITAL CORPORATION COMMENCES CASH
                  TENDER OFFER FOR SHARES OF GUARANTY NATIONAL

New York, New York, November 5, 1997 -- Orion Capital Corporation (NYSE:OC) today announced commencement of a cash tender offer at a price of $36.00 per share net to the seller for all outstanding shares of the common stock of Guaranty National Corporation that Orion does not already own. The tender offer expires at midnight on December 4, 1997, unless extended. Orion Capital currently owns through its subsidiaries approximately 80.5% of the outstanding common stock of Guaranty National. The tender offer is being made pursuant to an agreement entered into by Orion and Guaranty and will be followed by the merger of a wholly-owned subsidiary of Orion with and into Guaranty. Shareholders will receive $36.00 in cash per share in the merger.

The tender offer is conditioned on, among other things, at least 50.01% of the outstanding shares of Guaranty National common stock not held by Orion or its subsidiaries being validly tendered and not withdrawn prior to the expiration date. The terms and conditions of the offer are set forth in tender offer materials that will be filed today with the Securities and Exchange Commission, and mailed to Guaranty National Corporation shareholders.

The Dealer Manager for the offer is Donaldson, Lufkin & Jenrette Securities Corporation.

Guaranty National is a Colorado-based property and casualty insurance holding company with operating subsidiaries which write specialty commercial and private passenger automobile insurance, as well as collateral protection and other commercial coverages. Guaranty National is a leading provider of nonstandard personal automobile insurance written through independent agents.

Orion Capital Corporation is engaged in the specialty property and casualty insurance business through wholly-owned subsidiaries, which include EBI Companies, DPIC Companies, Connecticut Specialty Insurance Group, SecurityRe Companies and Wm. H. McGee & Co. Inc., as well as through its ownership interest in Guaranty National Corporation.

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